For:	B+H Ocean Carriers Ltd.

From:	Navinvest Marine Services (USA) Inc. The Sail Loft 19 Burnside Street Bristol, RI 02809

FOR IMMEDIATE RELEASE

B+H Ocean Carriers, Ltd. Announces Losses on Sales of Vessels and Unaudited Results for Third Quarter and Nine Months Ended September 30, 2009

NEW YORK, NEW YORK, November 9, 2009. .. . . B+H Ocean Carriers Ltd. (NYSE AMEX:  BHO)  Today reported that for the three months ended September 30, 2009, it incurred charges against earnings totaling $35.0 million from the sale of five non-core vessels either sold in that period or held out for sale or sold in October 2009.  The Company added that it was considering the sale of one additional non-strategic vessel and that it estimated that at present fair market value levels such sale, if concluded, would generate a charge against earnings of approximately $19 million.

The Company today reported net loss of $36.9 million or $6.65 per share basic and diluted, for the three months ended September 30, 2009 as compared to a net income of $8.8 million, or $1.28 per share basic and diluted, for the three months ended September 30, 2008. EBITDA for the three months ended September 30, 2009 was $5.8 million as compared to $10.6 million for the comparable period of 2008. Basic earnings per share calculations are based on weighted average shares outstanding of 5,555,426 and 6,853,826 respectively, for the three months ended September 30, 2009 and 2008. There were no dilutive securities at September 30, 2009.

The net loss of $36.9 million for the three months ended September 2009 as compared with the net income of $8.8 million in the comparable period of 2008 is predominantly due to a $9.8 million loss on sale of three MR product tankers and total impairment charges of $25.2 million on one of the Company’s bulk carriers and the last remaining MR tanker in the third quarter of 2009 versus an unrealized gain of $13.2 million on the fair value of put options purchased to hedge charter rates and reduced by an impairment charge of $5.9 million in the comparable 2008 period.

The Company reported net loss of $41.5 million or $7.47 per share basic and diluted, for the nine months ended September 30, 2009 as compared to net income of $14.7 million or $2.15 per share basic and diluted, for the nine months ended September 30, 2008. EBITDA for the nine months ended September 30, 2009 was $16.9 million as compared to $53.2 million for the comparable period of 2008. Basic earnings per share calculations are based on weighted average shares outstanding of 5,555,426 and 6,856,871, respectively, at September 30, 2009 and December 31, 2008. There were no dilutive securities at September 30, 2009.

The net loss of $41.5 million for the nine months ended September 2009 as compared with net income of $14.7 million in the comparable 2008 period is primarily due to a $9.8 million loss on sale of three product tankers and total impairment charges of $25.2 million on one of the Company’s bulk carriers and the last remaining MR tanker in third quarter of 2009 versus a gain on sale of vessels of $13.3 million, an impairment charge of $5.9 million and an unrealized gain of $8.5 million in the fair value of put options purchased to hedge charter rates in the same 2008 period.  In addition, Time Charter Equivalent revenue decreased by $10.9 million in the nine months ended September 30, 2009 as compared with the comparable period of 2008.

Summary Operating Data (unaudited)

	Nine Months ended September 30,		Three Months ended September 30,

	2009	2008	2009	2008
Revenues:
TCE revenue	$49,377,321	$60,250,175	$15,488,074	$21,812,876
Other revenue	28,777	529,672	25,532	303,164
Total revenues	49,406,098	60,779,847	15,513,606	22,116,040

Operating expenses:
Vessel operating expenses, drydocking and survey costs	28,607,980	30,766,706	8,339,972	10,463,046

Total ship days	3,174	3,649	1,105.32	1,196.00
Total on hire days	2,912	3,107	922.47	1,051.51
Total off hire days	263	541	182.85	144.49

Time charter equivalent	16,959	19,390	16,790	20,744
Vessel operating expenses ( daily)	$9,012	$8,432	$7,545	$8,748

Nine months ended September 30, 2009 (unaudited) versus September 30, 2008 (unaudited)

Net Voyage Revenues

Net voyage revenues (voyage revenues minus voyage expenses) decreased by $10.9 million to $49.4 million for the nine-month period ended September 30, 2009, as compared to $60.3 million for the nine-month period ended September 30, 2008. The decrease is mainly attributable to the substantially lower freight market rates for the product tankers and bulk carriers during the first nine months of 2009 as compared to the first nine months of 2008.  The Company’s OBO fleet and M/T Sagamore are fully fixed for the remainder of 2009 through various dates in 2011 and 2012 at profitable levels.

Vessel operating expenses

Vessel operating expenses decreased $2.2 million or 7% for the nine month period ended September 30, 2009 compare to the same period of 2008. The decrease is mainly due to ownership of fewer vessels during the period.

Loss on sale of vessels and impairment charge

The Company reported loss on sale of vessels of $9.8 million for the nine-month period ended September 30, 2009 compared to an aggregate gain on sale of vessels of $13.3 million reduced by an impairment charge of $5.9 million for the same period ended September 30, 2008.  During the third quarter of 2009, the Company sold three MR tankers.

On October 29, 2009, the Company completed the sale of one of its two bulk carriers for $10.2 million. As a result of this sale, the vessel is classified as held for sale at September 30, 2009 and an impairment charge of $23.0 million is reflected in the Consolidated Statements of Income for the third 2009 quarter.  The fourth MR is held for sale at September 30, 2009 and an estimated impairment charge of $ 2.2 million is also reflected in Consolidated Statements of Income in the third quarter 2009.

Equity in income of Nordan OBO II

The Company received a dividend amounting to $3.5 million from Nordan OBO 2 Inc during the second quarter of 2009.  BHO owns 50% of Nordan OBO 2 Inc.

Three months ended September 30, 2009 (unaudited) versus September 30, 2008 (unaudited)

Net Voyage Revenues

Net voyage revenues (voyage revenues minus voyage expenses) decreased by $6.3 million to $15.5 million for the three-month period ended September 30, 2009, as compared to $21.8 million for the three-month period ended September 30, 2008. The decrease is mainly attributable to the substantially lower freight market for the product tankers and bulk carriers during the third quarter of 2009 as compared to the third quarter of 2008.

Vessel operating expenses

Vessel operating expenses decreased $2.1 million or 20% from the three month period ended September 30, 2009 compare to the same period of 2008. The decrease is mainly due to ownership of fewer vessels during the period.

Recent Developments

During the third quarter of 2009, the Company decided strategically that all its wet and dry vessels not covered by profitable period time charters should be sold, due to the their negative effect on the Company’s cash flow. The Company believes it is taking the necessary steps to eliminate loss making operational assets of the Company.

Three of Company’s four 25-year old product tankers were sold in August and September 2009 and a $9.8 million loss on the sale was reflected in the third quarter of 2009. The fourth of the product tankers, M/T Aquidneck is expected to be sold during the fourth quarter 2009.  The Company prepared an undiscounted cash flow analysis for the M/T Aquidneck and determined that the carrying value of the vessel will not be recoverable and an estimated $2.2 million impairment charge was recorded in the third quarter 2009.

One of the Company’s two bulk carriers was sold in October 2009 for $10.2 million and an impairment charge of $23.0 million is reflected in the third quarter of 2009.  The second bulk carrier is under consideration for sale, which could result in a further impairment charge of approximately $19 million.   Earnings relating to operations of the bulk carriers were adversely affected by the bankruptcy of charterers during 2008.

After the sale of these vessels, the Company looks forward to a return to satisfactory levels of EBITDA in 2010 from its remaining six vessels and from its new Accommodation Field Development Vessel, which is due for delivery in the second quarter of 2010.

Following the sale of the bulk carrier in October 2009, the $26.7 million term loan facility of Cliaship Holdings Ltd, a wholly-owned subsidiary, which was the subject of a breach of the EBITDA/Fixed Charges ratio covenant at June 30, 2009, was repaid in full.

With respect to the Company’s $34 million term loan facility, Boss Tankers Ltd, a wholly-owned subsidiary, was in breach of the EBITDA/Fixed Charges ratio and the Minimum Value Ratio covenants at June 30, 2009.  With the consent of the lender, it sold three of its four product tankers held as collateral during the third quarter, which resulted in a loss of $9.8 million in the third quarter ended September 30, 2009, and expects to sell the fourth vessel during the fourth quarter of 2009.  Following the sale of the four vessels, it is expected there will be a remaining loan balance of approximately $5 million.  The Company is in negotiations with the lender to revise the terms of this loan.

With respect to the Company’s $202 million reducing revolving credit facility, OBO Holdings Ltd, a wholly-owned subsidiary, was in breach of the EBITDA/Fixed Charges ratio covenant at June 30, 2009.  The Company, on behalf of OBO Holdings Ltd, is in negotiations with its lenders to revise the terms of this loan.

With respect to the Company’s $8,000,000 term loan facility, Seapowet Trading Ltd., a wholly-owned subsidiary, was in breach of the EBITDA/Fixed Charges ratio covenant at June 30, 2009.  The Company, on behalf of Seapowet Trading Ltd, is in negotiations with the lender to revise the covenants of this loan.

With respect to the $27,300,000 term loan, Sakonnet Shipping Ltd., a wholly-owned subsidiary, was in breach of the EBITDA/Fixed Charges ratio covenant at June 30, 2009. The lender has conditionally agreed to waive this breach.

Financial Statements

Consolidated Balance Sheets

	Unaudited	Audited
ASSETS	September 30, 2009	December 31, 2008
CURRENT ASSETS:
Cash and cash equivalents	5,717,689	30,483,501
Marketable securities	233,779	233,779
Trade accounts receivable, less allowance for doubtful accounts of $253,000 at September 30, 2009 and December 31, 2008	3,480,021	2,534,775
Vessel held for sale	10,185,000	17,735,000
Inventories	1,048,350	2,828,070
Prepaid expenses and other current assets	949,015	3,486,587
Total current assets	21,613,854	57,301,712

Vessels, at cost:
Vessels	280,898,014	358,800,247
Less - Accumulated depreciation	(66,684,196)	(76,596,657)
	214,213,818	282,203,590

Investment in Nordan OBO II Ltd	9,706,282	12,425,182
Other assets	2,070,135	2,858,860

Total assets	$247,604,089	$354,789,344

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable	10,560,976	19,800,732
Accrued liabilities	2,464,757	5,611,280
Accrued interest	641,217	510,754
Current portion of mortgage payable and unsecured debt	110,928,454	160,291,230
Floating rate bonds payables	13,500,000	15,500,000
Deferred income	3,708,904	6,818,299
Other liabilities	66,896	109,523
Unsecured loan	1,250,000	-
Total current liabilities	143,121,204	208,641,818

Fair value of derivative liability	3,772,626	4,982,914

SHAREHOLDERS' EQUITY:
Preferred stock, $0.01 par value; 20,000,000 shares authorized;	-	-
no shares issued and outstanding
Common stock, $0.01 par value; 30,000,000 shares authorized;
7,557,268 shares issued, 5,555,426 shares outstanding as of
September 30, 2009 and December 31, 2008	75,572	75,572
Paid-in capital	93,863,095	93,863,095
Retained earnings	25,066,591	66,564,545
Other Comprehensive income	(2,183,198)	(3,226,799)
Treasury stock	(16,111,801)	(16,111,801)
Total shareholders' equity	100,710,259	141,164,612
Total liabilities and shareholders' equity	$247,604,089	$354,789,344

Unaudited Consolidated Income Statements

	For the nine	For the nine	For the three	For the three
	months ended	months ended	months ended	months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008
Revenues:
Voyage, time and bareboat charter revenues	$62,103,239	85,333,408	19,498,019	32,632,364
Other revenue	28,777	529,672	25,532	303,164
Total revenues	62,132,016	85,863,080	19,523,551	32,935,528

Operating expenses:
Voyage expenses	12,725,918	25,083,233	4,009,945	10,819,488
Vessel operating expenses, drydocking and survey costs	28,607,980	30,766,706	8,339,972	10,463,046
Vessel depreciation	13,148,749	15,476,061	4,210,948	5,929,624
Loss (gain) on sale of vessel	9,779,568	(13,262,590)	9,779,568	-
Charge for vessel impairment	25,245,440	5,853,447	25,245,440	5,673,447
Amortization of deferred charges	6,904,446	3,591,079	1,887,487	1,085,504
General and administrative:
Management fees to related party	849,716	905,104	274,248	304,977
Consulting and professional fees, and other expenses	3,069,934	3,454,757	1,063,352	1,008,797
Total operating expenses	100,331,751	71,867,797	54,810,960	35,284,883

(Loss) income from vessel operations	(38,199,735)	13,995,283	(35,287,409)	(2,349,355)

Other income (expense):
Equity in income of Nordan OBO II	781,101	1,017,864	470,527	379,961
Interest expense	(5,688,927)	(8,993,862)	(2,057,011)	(2,569,487)
Interest income	18,032	1,052,255	1,435	233,835
(Loss) gain on trading marketable securities	63,205	(306,216)	(57,145)	(24,270)
Loss on value of put option contracts	-	8,519,699	-	13,182,314
Gain on foreign currency hedging transactions	-	(336,427)	-	(162,931)
Settlement of foreign currency hedging transactions	-	253,276	-	379
(Loss) gain on fair value of interest rate swap	109,870	(566,763)	-	(24,168)
Gain on debt extinguishment	1,418,500
Other income	-	93,058	-	93,058
Total other expenses, net	(3,298,219)	732,884	(1,642,194)	11,108,691

Net income (loss)	$(41,497,954)	$14,728,167	$(36,929,603)	$8,759,336

Basic earnings (loss) per common share	$(7.47)	$2.15	$(6.65)	$1.28
	$(7.47)	$2.15	$(6.65)	$1.28
Diluted earnings (loss) per common share

Weighted average number of common shares outstanding:	5,555,426	6,856,871	5,555,426	6,853,826
Diluted	5,555,426	6,856,871	5,555,426	6,853,826

EBITDA	$16,896,500	$53,230,715	$5,837,469	$10,573,055

Unaudited Consolidated Statement of Cash Flows

	For the nine	For the nine
	months ended	months ended
	September 30, 2009	September 30, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:
Net (Loss) income	$(41,497,954)	$14,728,167
Adjustments to reconcile net income to net cash provided by operating activities:
Vessel depreciation	13,148,749	15,476,061
Gain (loss) on sale of vessel	9,779,568	(13,262,590)
Charge for vessel impairment	25,245,440	5,853,447
Amortization of deferred charges	6,904,446	3,591,079
(Gain) loss on fair value of marketable securities	(63,205)	190,948
(Gain) on fair value of put option contracts	-	(8,519,699)
Loss on fair value of foreign currency exchange contracts	-	336,427
(Gain) loss on fair value of interest rate swaps	(109,870)	566,763
Gain on debt extinguishment	(1,418,500)	-

Changes in assets and liabilities:
(Increase) decrease in trade accounts receivable	(945,246)	2,501,155
Decrease (increase) in inventories	1,779,720	(867,989)
Decrease in prepaid expenses and other assets	2,537,572	175,674
(Decrease) in accounts payable	(9,239,756)	(31,538,791)
(Decreased) Increase in accrued liabilities	(3,146,523)	4,694,916
Increase (decrease) in accrued interest	130,463	(416,385)
(Decrease) in deferred income	(3,109,395)	(592,012)
(Decrease) in other liabilities	(42,627)	(90,748)
Payments for special surveys	(3,423,905)	(6,620,492)
Total adjustments	38,026,931	(28,522,236)
Net cash used by operating activities	(3,471,023)	(13,794,069)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of vessel	29,693,993	38,116,601
Purchase and investment in vessels	(4,656,899)	(6,163,982)
Investment in vessel conversions	(335,158)	(16,849,315)
Investment in Nordan OBO II	(781,101)	(1,017,864)
Dividend received from Nordan OBO II	3,500,000	1,500,000
Redemption of marketable equity securities, net	-	641,764
Net cash provided in investing activities	27,420,835	16,227,204

CASH FLOWS FROM FINANCING ACTIVITIES:
Payments for debt issuance costs	(21,348)	(594,999)
Mortgage proceeds	-	30,000,000
Proceed from unsecured loan	1,250,000	-
Purchase of debt securities	(581,500)	-
Purchase of treasury shares	-	(284,349)
Payments of long-term debt	(49,362,776)	(45,831,456)
Net cash used in financing activities	(48,715,624)	(16,710,804)

Net decrease in cash and cash equivalents	(24,765,812)	(14,277,669)
Cash and cash equivalents, beginning of period	30,483,501	61,672,953
Cash and cash equivalents, end of period	$5,717,689	$47,395,284

About B+H Ocean Carriers Ltd.

The Company was organized as a corporation under Liberian law on April 28, 1988 to engage in the business of acquiring, investing in, owning, operating and selling vessels for dry bulk and liquid cargo transportation.  As of November 1, 2009, the Company owned and operated one dry bulkcarrier, one medium-range product/chemical tanker, one Panamax product tanker and five ore/bulk/oil combination carriers (“OBOs”).  The Company also owns a 50% interest in a company which is the disponent owner of a 1992-built 75,000 DWT Combination Carrier, effected through a lease structure.  Each vessel accounts for a significant portion of the Company’s revenues. On July 29, 2008, the Company, through a wholly-owned subsidiary, agreed to acquire an Accommodation Field Development Vessel (“AFDV”) under construction, for delivery in the second quarter of 2010.

We provide EBITDA (earnings before interest expense, taxes, depreciation and amortization) information as a guide to the operating performance of the Company. EBITDA, which is not a term recognized under generally accepted accounting principles, is calculated as net income plus interest expense, income taxes (benefit), depreciation and amortization, and an adjustment for book value gains and losses. Included in the depreciation and amortization for the purpose of calculating EBITDA is depreciation of vessels, including capital improvements and amortization of mortgage fees. EBITDA, as calculated by the Company, may not be comparable to calculations of similarly titled items reported by other companies. The Company believes that this measurement is meaningful because it is widely applied by research analysts for shipping company valuations. TCE revenue represents gross revenue less voyage related expenses. This measure is used to compare time-charter and voyage revenues. Changes in the composition of the Company’s fleet and type of revenue make it necessary to use the TCE measure for period to period analysis.

Safe Harbor Statement

Certain statements contained in this press release, including, without limitation, statements containing the words “believes,” “anticipates,” “expects,” “intends,” and words of similar import, constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995 or by the Securities and Exchange Commission in its rules, regulations and releases, regarding the Company’s financial and business prospects. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, those set forth in the Company’s Annual Report and other filings with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained or incorporation by reference herein to reflect future events or developments.

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For further information, including the Company’s Annual Report on Form 20F, as amended and previous announcements, access the Company’s website:www.bhocean.com

Company Contact:	John LeFrere 917.225.2800